UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	Half Year Update on the DBV Technologies Liquidity Agreement dated January 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: January 14, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Financial Officer

Exhibit 99.1

Half year update on the DBV Technologies liquidity agreement

Bagneux, France, January 14, 2015 – Under the liquidity agreement signed between DBV TECHNOLOGIES and NATIXIS, the following resources were listed in the liquidity account on December 31st, 2014:

8 054 DBV TECHNOLOGIES’ shares

1,111,227.16 €

As a reminder, during the last half year liquidity agreement on June 30th, 2014, the following assets appeared on the liquidity account:

9,018 DBV TECHNOLOGIES’ shares

478,300.41 €

Under the terms of the liquidity contract, pursuant to Article 12, it is recalled that the following resources have been added as of December 15, 2014:

-	EUR 600,000.00

It is specified that at the implementation of the said contract the following resources were listed in the liquidity account:

-	0 titres DBV TECHNOLOGIES shares
-	EUR 300,000.00

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment C of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

DBV Technologies Contacts

David Schilansky Chief Operating Officer Tel. : +33(0)1 55 42 78 75 david.schilansky@dbv-technologies.com

Susanna Mesa VP Finance, US Investor Relations & Strategy Tel. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tel. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Todd James U.S. Investor Relations The Trout Group Tel. : +1 646-378-2926 tjames@troutgroup.com	Marion Janic US Media Relations Rooney & Associates Tel. : +1-212-223-4017 mjanic@rooneyco.com